Exhibit 99.1

Innate Pharma: First Patient Dosed in IPH6101/SAR443579 Phase 1/2 Clinical Trial in Various Blood Cancers

  Partner Sanofi advances IPH6101/ SAR443579, a novel NKp46/CD16-based, CD123 targeted NK cell engager, to first-in-human clinical trial in relapsed/refractory AML, B-ALL or HR-MDS
  First molecule from Innate’s multi-specific NK cell engager platform, ANKETTM, to progress to the clinic

MARSEILLE, France--(BUSINESS WIRE)--December 16, 2021--Regulatory News:

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today announced that the first patient was dosed in a Phase 1/2 clinical trial (NCT05086315), evaluating IPH6101/SAR443579, the first NKp46/CD16-based NK cell engager, in patients with relapsed or refractory acute myeloid leukemia (R/R AML), B-cell acute lymphoblastic leukemia (B-ALL) or high risk-myelodysplastic syndrome (HR-MDS).

The purpose of the dose escalation and dose expansion study, which is sponsored by Sanofi, is to evaluate the safety, pharmacokinetics, pharmacodynamics and initial clinical activity of IPH6101/SAR443579, Innate’s lead ANKETTM asset, in various CD123-expressing hematological malignancies.

This trial is supported by positive pre-clinical results presented at the Society for Immunotherapy of Cancer (SITC) 2021 Congress, which demonstrated the CD123-targeted molecule’s potent antitumor activity against AML, including evidence supporting greater anti-leukemia activity compared with an anti-CD123 antibody. IPH6101/SAR443579 had sustained pharmacodynamic effects in non-human primates, combining efficient depletion of CD123-expressing cells with minor systemic cytokine release in comparison to T-cell engagers. As expected, it also had a favorable safety profile.

“We’re pleased with the initiation of the clinical trial for IPH6101/SAR443579, which is the first ANKETTM asset to enter the clinic. ANKETTM is our new multi-specific NK cell engager platform, which has the potential to engage NK cells through NKp46 and CD16, and more broadly, generate an entirely new class of molecules to induce synthetic immunity against cancer,” said Joyson Karakunnel, MD, MSc, FACP, Chief Medical Officer of Innate Pharma. “We look forward to continuing to advance this platform given the critical role NK cells play in the cancer immunity cycle.”

The start of the trial has triggered a milestone payment from Sanofi to Innate, which is part of a previously announced research collaboration with Sanofi. Under the agreement, the companies collaborate on the generation and evaluation of up to two bispecific ANKETs, using technology from Innate and Sanofi’s proprietary bispecific antibody formats as well as tumor targets. The companies are currently working on the second research program under the agreement.

More information about the Phase 1/2 trial can be found here.

About ANKETTM:

ANKETTM (Antibody-based NK cell Engager Therapeutics) is Innate's proprietary platform for developing next-generation, multi-specific natural killer (NK) cell engagers to treat certain types of cancer. The Company’s latest innovation, its tetra-specific ANKETTM molecule, is the first NK cell engager technology to engage two NK cell activating receptors (NKp46 and CD16), a tumor antigen and the interleukin-2 receptor (by an IL-2 variant, IL-2v), via a single molecule. This molecule leverages the advantages of harnessing NK cell effector functions against cancer cells and also provides proliferation and activation signals targeted to NK cells.

In pre-clinical studies, Innate's tri-1 and tetra-specific ANKETTM technologies promote potent NK cell activation, cytotoxicity and efficient control of tumor growth in pre-clinical models. This versatile fit-for-purpose technology is creating an entirely new class of molecules to induce synthetic immunity against cancer.

About IPH6101/SAR443579:

In the first research program of the Sanofi collaboration, IPH6101/SAR443579, the first NKp46/CD16-based NK cell engager using Innate’s proprietary multi-specific antibody format, has shown antitumor activity in pre-clinical models, including supportive pharmacokinetic/pharmacodynamic (PK/PD) and safety data in non-human primate studies leading to its selection as a drug candidate for development.

About the Innate-Sanofi agreement:

The Company has a research collaboration and licensing agreement with Sanofi to apply Innate’s proprietary technology to the development of innovative multi-specific antibody formats engaging NK cells through the activating receptors NKp46 and CD16 to kill tumor cells.

Under the terms of the license agreement, Sanofi will be responsible for the development, manufacturing and commercialization of products resulting from the research collaboration. Innate Pharma will be eligible to up to €400m in development and commercial milestone payments as well as royalties on net sales.

About Innate Pharma:

Innate Pharma S.A. is a global, clinical-stage oncology-focused biotech company dedicated to improving treatment and clinical outcomes for patients through therapeutic antibodies that harness the immune system to fight cancer.

Innate Pharma’s broad pipeline of antibodies includes several potentially first-in-class clinical and preclinical candidates in cancers with high unmet medical need.

Innate is a pioneer in the understanding of natural killer cell biology and has expanded its expertise in the tumor microenvironment and tumor-antigens, as well as antibody engineering. This innovative approach has resulted in a diversified proprietary portfolio and major alliances with leaders in the biopharmaceutical industry including Bristol-Myers Squibb, Novo Nordisk A/S, Sanofi, and a multi-products collaboration with AstraZeneca.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com

Information about Innate Pharma shares:

ISIN code Ticker code LEI	FR0010331421 Euronext: IPH Nasdaq: IPHA 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors:

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995.The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts, the Company’s continued ability to raise capital to fund its development and the overall impact of the COVID-19 outbreak on the global healthcare system as well as the Company’s business, financial condition and results of operations. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

1 Gauthier et al., Cell 2019

Contacts

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